Greenberg
Traurig

Steven H. Lang
Tel. 678.553.2490
Fax 678.553.2212
LangS@gtlaw.com

July 10, 2007

VIA EDGAR AND FACSIMILE (202) 772-9205

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Larry Spirgel, Esq., Division of Corporation Finance

  Re:
  HSW International, Inc.
  Registration Statement on Form S-4 (Registration No. 333-141286)
  Pre-Effective Amendment No. 4/Request for Acceleration/Tandy Letter

Dear Mr. Spirgel:

        Per our telephone conversation, on behalf of HSW International, Inc., a Delaware corporation (the "Registrant"), transmitted herewith for filing under the Securities Act of 1933, as amended (the "Securities Act"), and Regulation S-T adopted thereunder is Pre-Effective Amendment No. 4 to the above-referenced Registration Statement, together with the Registrant's acceleration request for the above-referenced Registration Statement (as amended by said Pre-Effective Amendment No. 4), which requests that such Registration Statement become effective at 4:00 p.m. on Thursday, July 12, 2007, and the Registrant's so-called "Tandy" letter.

        Thank you for your assistance. Should you have any questions with regard to the foregoing, please call me at (678) 553-2490.

Sincerely yours,

/s/ Steven H. Lang Steven H. Lang
cc:
HSW International, Inc.

HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road, Suite 1500
Atlanta, Georgia 30326

July 10, 2007

VIA EDGAR AND FACSIMILE (202) 772-9205

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:  Larry Spirgel, Esq., Division of Corporation Finance

  Re:
  Re: HSW International, Inc.
  Registration Statement on Form S-4 (As Amended)
  Registration No. 333-141286

Ladies and Gentlemen:

        HSW International, Inc., a Delaware corporation, hereby furnishes this letter to the Commission concurrently with its request for acceleration of the effective date of the above-referenced pending Registration Statement and hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HSW International, Inc.

By: /s/ Jeffrey Arnold Name: Jeffrey Arnold Title: Chief Executive Officer

HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road, Suite
1500 Atlanta, Georgia 30326

July 10, 2007

VIA EDGAR AND FACSIMILE (202) 772-9205

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:  Larry Spirgel, Esq., Division of Corporation Finance

  Re:
  Re: HSW International, Inc.
  Registration Statement on Form S-4 (As Amended)
  Registration No. 333-141286

Ladies and Gentlemen:

        HSW International, Inc., a Delaware corporation, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 4:00 p.m., Washington D.C. time, on Thursday, July 12, 2007, or as soon thereafter as practicable.

Very truly yours,

HSW International, Inc.

By: /s/ Jeffrey Arnold Name: Jeffrey Arnold Title: Chief Executive Officer